UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )

Molycorp, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

608753 109
(CUSIP Number)

Jonathan Director, Esq.
Traxys North America LLC
825 Third Avenue, 9th Floor
New York, NY 10022
United States of America
(212) 918-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608754 109	Schedule 13D	Page 2 of 11

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TNA Moly Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,820,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,820,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 8,820,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Traxys North America LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,820,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,820,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 8,820,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) T-II Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,820,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,820,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 8,820,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.                      Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Molycorp, Inc. (the “Company”), whose principal place of business is located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2.                      Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.
TNA Moly Group LLC (“TNA”), a Delaware limited liability company, whose address is c/o Traxys North America LLC, 825 Third Avenue, 9th Floor, New York, New York 10022.    The principal business of TNA is to acquire, hold and dispose of the Common Stock reported herein.

b.
Traxys North America LLC (“Traxys”), a Delaware limited liability company, whose address is 825 Third Avenue, 9th Floor, New York, New York 10022.  Traxys is the only member of TNA with voting and control power.  The principal business of Traxys is the worldwide marketing and sourcing of metals, minerals, ores and concentrates.

c.
T-II Holdings LLC (“T-II”), an Anguilla limited liability company, whose address is 825 Third Avenue, 9th Floor, New York, New York 10022.  T-II indirectly controls Traxys.  The principal business of T-II is to own the equity ownership interests in the holding company which is the parent company of Traxys.

T-II may be deemed to be indirectly controlled by Pegasus Capital LLC (“Pegasus Capital”).  Mr. Craig Cogut is the President and managing member of Pegasus Capital and may be deemed to indirectly control T-II.  TNA, Traxys and T-II have relied on the information disclosed in the Schedule 13D filed by Pegasus Capital on August 13, 2010 and do not have independent knowledge of the matters disclosed in such document.  Such document is incorporated herein by reference.

TNA is a Delaware limited liability company.

Traxys is a Delaware limited liability company.

T-II is an Anguilla limited liability company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

TNA has held an interest in the Company and its various predecessors since August 12, 2008.  TNA contributed its membership interest in Molycorp Minerals, LLC to Molycorp, LLC on September 9, 2009 in return for membership interests in Molycorp, LLC.

CUSIP No. 608754 109	Schedule 13D	Page 6 of 11

Traxys and Molycorp Minerals, LLC were parties to a Sales/Buy-Back Agreement dated May 15, 2009, under which Traxys advanced funds to Molycorp Minerals, LLC for the purchase of products.  In November 2009, Traxys exercised its right to convert the amount of its then outstanding advances to then Molycorp, LLC for the purchase of products into member shares of Molycorp, LLC at a price of $115.17 per member share.  As a result of such conversion right, Traxys converted $6,637,420.98 of then outstanding advances into 57,631.51 member shares of Molycorp, LLC.  Traxys then distributed such member shares to TNA.

The board of directors of Molycorp, LLC approved the incorporation of the Company on March 4, 2010 as part of a corporate reorganization plan in which Molycorp, LLC would become a subsidiary of Molycorp, Inc.  The formation of the Company is more fully described in the section entitled “Corporate Reorganization” in the Company’s Registration Statement on Form S-1 (SEC File No. 333-166129) (the “Registration Statement”) filed on April 16, 2010, as amended on May 25, 2010, June 21, 2010, July 13, 2010 and July 29, 2010.

Pursuant to a Contribution Agreement dated April 15, 2010, filed as Exhibit 10.1 to this Schedule 13D, in order to effectuate the corporate reorganization, TNA contributed its 193,785.59 member shares in Molycorp, LLC to the Company in exchange for 193,785.59 shares of Class A common stock of the Company.  The Company filed the Registration Statement to register 32,343,750 shares of Common Stock in an initial public offering (the “IPO”).

On May 28, 2010, additional shares of the Company’s Class A common stock were issued and sold to the existing holders of the Company’s Class A common stock.  TNA received 7,609.09 shares of the Company’s Class A common stock.

On July 9, 2010, the Company filed a Certificate of Amendment to its Certificate of Incorporation amending its Article IV – Authorized Capital Stock.  Immediately following the filing of the Certificate of Amendment to the Certificate of Incorporation, the Company completed a 38.23435373-for-one stock split to holders of its stock resulting in TNA holding 7,820,000 shares.  Section 5 – Conversion of the Certificate of Incorporation of the Company, originally filed on March 4, 2010, provided that immediately prior to the consummation of the IPO, each share of Class A Common Stock would automatically be converted, without any action on the part of the shareholder, into the same number of fully paid and nonassessable shares of the Company’s Common Stock using a specified formula based on the final offering price per share in the IPO.

On July 29, 2010, the Registration Statement became effective with respect to the offering of shares of Common Stock by the Company in the IPO.

On August 3, 2010, immediately prior to the closing of the IPO, the Company filed an Amended and Restated Certificate of Incorporation authorizing two classes of capital stock designated as Common Stock and Preferred Stock.  The Company’s outstanding Class A common stock was thereby converted into shares of Common Stock.  As a result, TNA’s 7,820,000 shares of Class A common stock converted to 7,820,000 shares of Common Stock.  Also on August 3, 2010, TNA purchased an additional 1,000,000 shares of Common Stock at the IPO price of $14.00 per share.  The source of funds used by TNA to purchase such additional shares was from cash on hand.

 Item 4.                      Purpose of Transaction.

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment.  TNA owns a total of 8,820,000 shares of the Company’s Common Stock.  TNA intends to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally.  Based on that continuing evaluation, TNA will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the company and other matters and (ii) proposing additional transactions with the company, including transactions that could result in a change of control of the Company.  TNA may decide not to acquire additional shares of Common Stock and/or to sell all or a portion of the shares of Common Stock held.

CUSIP No. 608754 109	Schedule 13D	Page 7 of 11

Mr. Kristoff serves as a member of the Board of Directors of the Company, having served as director of the Company or its predecessors since August 2008.  Mr. Kristoff is an executive officer of each of TNA, Traxys and T-II.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

As of August 3, 2010, TNA owns 8,820,000 shares of Common Stock.  Based on the foregoing, TNA may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 10.9% of the issued and outstanding Common Stock of the Company.

As of August 3, 2010, Traxys and T-II may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 10.9% of the issued and outstanding Common Stock of the Company.

T-II may be deemed to be indirectly controlled by Pegasus Capital LLC (“Pegasus Capital”).  Mr. Craig Cogut is the President and managing member of Pegasus Capital and may be deemed to indirectly control T-II.  TNA, Traxys and T-II have relied on the information disclosed in the Schedule 13D filed by Pegasus Capital on August 13, 2010 and do not have independent knowledge of the matters disclosed in such document. Such document is incorporated herein by reference.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Contribution Agreement dated April 15, 2010, filed as Exhibit 10.1 to this Schedule 13D, in order to effectuate the corporate reorganization, TNA contributed its 193,785.59 member shares in Molycorp, LLC to the Company in exchange for 193,785.59 shares of Class A common stock of the Company.

In connection with the corporate reorganization, the Company, TNA and other former members of Molycorp, LLC, entered into a Registration Rights Agreement, dated April 15, 2010, filed as Exhibit 10.2 to this Schedule 13D.  The Registration Rights Agreement provides for demand and piggyback registration rights at any time six months after the completion of the Company’s IPO.  The Company is only obligated to effect one demand registration on Form S-1 for each holder of its common stock subject to satisfaction of certain requirements and an unlimited number of registrations on Form S-3 subject to satisfaction of certain requirements.

CUSIP No. 608754 109	Schedule 13D	Page 8 of 11

Item 7.                      Material to Be Filed as Exhibits.

See the Index of Exhibits.

CUSIP No. 608754 109	Schedule 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2010
T-II HOLDINGS LLC

	By:	/s/ Harry F. Weyher III
Name: Harry F. Weyher III
Title: Chief Financial Officer

TRAXYS NORTH AMERICA LLC

	By:	T-II Holdings LLC, Member

	By:	/s/ Harry F. Weyher III
Name: Harry F. Weyher III
Title: Chief Financial Officer

TNA MOLY GROUP LLC

	By:	Traxys North America LLC, Member

	By:	/s/ Harry F. Weyher III
Name: Harry F. Weyher III
Title: Chief Financial Officer

Index of Exhibits.

10.1
Contribution Agreement dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein (incorporated by reference to Exhibit 10.4 to Molycorp, Inc.’s Form S-1 filed on June 21, 2010)

10.2
Registration Rights Agreement dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.6 to Molycorp, Inc.’s Form S-1 filed on June 21, 2010)

99. 1	Joint Filing Agreement dated August 3, 2010